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Securities and Exchange Commission                                 June 8, 2000


                              CollegeClub.com, Inc.
                          1010 Second Avenue, Suite 600
                               San Diego, CA 92101
                                 (619) 237-7000

                                  June 8, 2000

Via Federal Express and EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

                  Re: CollegeClub.com, Inc. (File No. 333-35076) Form RW - Application for Withdrawal

Ladies and Gentlemen:

                  Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, CollegeClub.com, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-35076, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on April 18, 2000.

                  Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public. The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its stockholders at this time. No securities have been sold under the Registration Statement and no activity in pursuit of this offering has taken place since April 18, 2000. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

                  Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Michelle Lara, Esq. of Brobeck, Phleger & Harrison LLP, legal counsel to the Registrant, at (858) 720-2722.

                               Sincerely,

                              CollegeClub.com, Inc.

                              By: /s/ MICHAEL C. POUSTI, JR.
                                  --------------------------
                                  Michael C. Pousti, Jr.
                                  Chief Executive Officer